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Pricing Supplement
(To Prospectus Supplement dated January 30,1992 and Prospectus dated October 1,
1991)
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DAYTON HUDSON CORPORATION
$75,000,000
5.865% MEDIUM-TERM NOTES DUE AUGUST 15, 2027
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The Medium-Term Notes, Series H of Dayton Hudson Corporation (the "Company")
offered hereby (the "Notes") will mature on August 15, 2027. Interest on the Notes will be payable semiannually in arrears on February 15th and August 15th of each year, commencing February 15, 1998, through and including the date of maturity (each an "Interest Payment Date"). The Notes are subject to repayment at the option of the Holders thereof on August 15, 1999 and every August 15th thereafter (each an "Annual Optional Repayment Date") upon at least 30 calendar days' prior written notice. If, after the early repayments at the option of the Holders of the Notes on an Annual Optional Repayment Date, the aggregate principal amount of the Notes outstanding immediately thereafter is $7,500,000 or less, the Company may elect to redeem the Notes in whole and not in part on the following Annual Optional Repayment Date upon at least 30 calendar days' prior written notice. See "Certain Terms of the Notes -- Redemption and Repayment".

The authorized denominations of the Notes will be $100,000 or any integral multiple of $1,000 in excess thereof.

The Notes will be represented by one or more global securities (the "Global Securities") registered in the name of a nominee of The Depository Trust Company, as depositary (the "DTC"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the DTC (with respect to participants' interests) and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity (or earlier redemption or repayment) and secondary market trading for the Notes will therefore settle in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT, OR THE ACCOMPANYING PROSPECTUS AND PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  PROCEEDS TO
                            PRICE TO PUBLIC(1)      AGENT FEE     COMPANY(1)(2)
Per Note.................   100%                    0.150%        99.850%
Total....................   $75,000,000             $112,500      $74,887,500

(1) Plus accrued interest from August 15, 1997.
(2) Before deducting expenses payable by the Company.

It is expected that delivery of the Notes will be made through the facilities of DTC on or about August 28, 1997.

The date of this Pricing Supplement is August 25, 1997.

                                                        DEUTSCHE MORGAN GRENFELL


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                           CERTAIN TERMS OF THE NOTES

GENERAL

The following description of the Notes supplements and, to the extent inconsistent therewith, supersedes the descriptions of the terms and provisions of the Notes set forth under "Description of Notes" in the accompanying Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus, to which reference is hereby made. Certain capitalized terms used herein are defined in such Prospectus and Prospectus Supplement.

The Notes will mature on August 15, 2027. Interest on the Notes will be payable semiannually in arrears on February 15th and August 15th of each year, commencing February 15, 1998 (each an "Interest Payment Date"). The Regular Record Date with respect to each Interest Payment Date will be the 15th calendar day (whether or not a Business Day) prior to the corresponding Interest Payment Date. Interest on the Notes will be calculated based on a year of 360 days consisting of twelve months of 30 days each. If any payment of principal or interest is due on a day that is not a Business Day, that payment may be made on the next succeeding Business Day. No additional interest will accrue as a result of any delay in payment. For purposes of the offering made hereby, "Business Day", as used herein and in the accompanying Prospectus Supplement, means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to be closed in The City of New York, the City of Minneapolis, Minnesota or the City of St. Paul, Minnesota.

The authorized denominations of the Notes will be $100,000 or any integral multiple of $1,000 in excess thereof.

REDEMPTION AND REPAYMENT

The Notes are subject to repayment at the option of the Holders thereof on the Interest Payment Date occurring on August 15, 1999 and every August 15th thereafter (each an "Annual Optional Repayment Date"), at 100% of their principal amount, together with accrued interest to the date of redemption, upon at least 30 calendar days' prior written notice to the Company.

If, after the early repayments at the option of the Holders of the Notes on an Annual Optional Repayment Date, the aggregate principal amount of the Notes outstanding immediately thereafter is $7,500,000 or less, the Company may elect to redeem the Notes in whole and not in part on the following Annual Optional Repayment Date upon at least 30 calendar days' prior written notice to the Holders thereof, at 100% of their principal amount, together with accrued interest to the date of redemption.

For purposes of this section, if August 15th is not a Business Day, it shall be deemed to refer to the next succeeding Business Day.

                              PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in the Letter Agreement dated August 25, 1997, the Company has agreed to sell through Deutsche Morgan Grenfell Inc. ("DMG"), as agent, and DMG has agreed to solicit offers to purchase all of the Notes from the Company. DMG shall solicit offers to purchase the Notes from one or more investors at the public offering price set forth on the cover of this Pricing Supplement. The Company will have the sole right to accept or reject, in whole or in part, any offers to purchase the Notes. The Company will pay DMG a commission of 0.150% of the principal amount of the Notes sold.

The Company has agreed to indemnify DMG against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


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